

Morgan Stanley Compensation & Governance Practices

April 2025

Morgan Stanley's Board of Directors Recommends Shareholders Vote:

FOR: Four Management Proposals

1 Approve the compensation of Named Executive Officers ("Say on Pay" Non-Binding Advisory Vote)

2 Equity Incentive Compensation Plan Proposal

3 Elect all Director Nominees

4 Ratify Deloitte & Touche LLP's Appointment as the Firm's Independent Auditor

AGAINST: One Shareholder Proposal

1 Energy Supply Ratio

Morgan Stanley

Overview of Compensation for Named Executive Officers in 2024



1 FOR: Approve the compensation of Named Executive Officers ("Say on Pay" Non-Binding Advisory Vote)

- Based on outstanding individual and strong financial performance in 2024, total CEO compensation was set at $34MM
- 75% of 2024 CEO incentive compensation is deferred over three years and subject to cancellation and 60% is delivered in performance-vested equity, and 100% of deferred incentive compensation is delivered in equity
- Under Mr. Pick's leadership, for 2024:

Record Net Revenues of $61.8Bn up approximately 14% year-over-year	**Pre-Tax Profit of $17.6 Bn and Net Income of $13.4Bn** [(1)] up approximately 49% and 47% year-over-year, respectively	**Full year ROTCE of 18.8% and an Efficiency Ratio of 71%** [(2)]**,** making progress toward our Firmwide goals	**Standardized CET 1 Capital Ratio of 15.9%** [(3)]**,** at December 31, 2024 and the Firm accreted $5.6Bn of CET 1 capital during the year
The Quarterly Dividend was Increased $0.075 to $0.925 in the 3Q, with total dividends paid in 2024 of $5.7Bn	**Firm Retained its Premium Valuation and Delivered TSR of 40% and** market cap surpassed $200Bn[(4)]	**Executed on a Clear and Consistent Long-Term Strategy**	**Upheld the Firm's Strong Culture of Partnership, Rigor and Humility**

The End Notes are an integral part of this Presentation. See slides 21-24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Morgan Stanley

3

Four Pillars of Morgan Stanley: The Integrated Firm



STRATEGY	CULTURE	FINANCIAL STRENGTH	GROWTH
Clear and Consistent Strategy in Support of Clients	Rigor, Humility and Partnership	Strong Capital, Liquidity and Earnings	Investing Across the Firm

Morgan Stanley

Strong Culture with Tenured and Aligned Leadership for the Integrated Firm's Long-Term Success

CONTINUITY ACROSS THE FIRM

Average Length of Service [1]

~22 YEARS
Firm Operating Committee

~23 YEARS
Firm Management Committee

~15 YEARS
Managing Directors

CROSS-FIRM EXPERIENCE EMBEDDED IN LEADERSHIP [2]

~67%
of Management Committee Has Worked in Multiple Divisions or Regions

~45%
of All Managing Directors Have Worked in Multiple Divisions or Regions

RIGOR, HUMILITY, AND PARTNERSHIP

The End Notes are an integral part of this Presentation. See slides 21-24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Morgan Stanley

5

Financial Strength: Strong Performance Across Metrics in 2024



EXPANDING RETURNS ON AVERAGE TANGIBLE COMMON EQUITY

(%)

- 2023: 12.8%
- 2024: 18.8%

STEP-CHANGE IN EARNINGS GROWTH

EPS ($)

- 2023: $5.18 / $5.76 [1]
- 2024: $7.95

2023 Adjusted EPS

CONSISTENTLY STRONG CAPITAL POSITION

Common Equity Tier 1 Ratio (%)

- 2023: 15.2% (Regulatory Requirement Including Buffers: 12.9%)
- 2024: 15.9% (Regulatory Requirement Including Buffers: 13.5%)

STRONG AND CONSISTENT DIVIDEND GROWTH

4Q Dividend Per Share ($) [3]

- 2023: $0.850
- 2024: $0.925

■ Regulatory Requirement Including Buffers [2]

The End Notes are an integral part of this Presentation. See slides 21-24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Morgan Stanley

Revenue Growth Resulting from Asset and Share Growth



INDUSTRY LEADER ACROSS WEALTH & INVESTMENT MANAGEMENT

Wealth & Investment Management Net Revenues ($Bn) [1]

Client Assets [2]

$6.6Tn $7.9Tn

2023: 32 (19, 8, 4)
2024: 34 (22, 7, 4)

- WM Other and IM PBI
- WM Transactional
- WM Net Interest Income
- WM & IM Asset Management

STRENGTH ACROSS INSTITUTIONAL SECURITIES BUSINESSES

Institutional Securities Net Revenues ($Bn)

Wallet Share [3]

14%   15%

2023: 23 (10, 8, 5)
2024: 28 (12, 8, 6)

- Equities
- Fixed Income
- IBD
- ISG Other

The End Notes are an integral part of this Presentation. See slides 21-24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Morgan Stanley

Continue to Generate Strong Shareholder Returns

Strong relative long-term performance by Morgan Stanley vs. peer average and market

During 2024, Morgan Stanley's market cap surpassed $200 billion

1-YEAR (2024) TSR [1]



Morgan Stanley	Avg. Global Peers [4]	S&P 500 Fin. Index
40%	44%	31%

3-YEAR (2022-2024) TSR [2]



Morgan Stanley	Avg. Global Peers [4]	S&P 500 Fin. Index
43%	54%	31%

5-YEAR (2020-2024) TSR [3]



Morgan Stanley	Avg. Global Peers [4]	S&P 500 Fin. Index
189%	97%	73%

Morgan Stanley

Revenues and Earnings Growth Reflects Returns on Investments for Growth and Operating Leverage



REVENUE GROWTH OUTPACING EXPENSE GROWTH

Firm Net Revenues ($Bn)

Firm Expenses ($Bn)

14%
54
62
2023 2024

5%
42
44
2023 2024

INVESTMENTS FOR GROWTH

Talent Across Businesses

Differentiated Client Solutions

Expanded Bank Offering

World-Class Technology and Modernization

Infrastructure to Support Growth

The Integrated Firm

Morgan Stanley

Delivered Strong Results in 2024 and Reaffirmed Firmwide Goals Driven by Four Pillars of The Integrated Firm



STRATEGY

CULTURE

FINANCIAL STRENGTH

GROWTH

	2024 RESULTS	LONG-TERM GOALS (1)
Client Assets	$8Tn	$10Tn+
WM Pre-Tax Margin (2)	27%	30%
ISG Wallet Share	15%	Durable Share Gains
Efficiency Ratio	71%	70%
ROTCE	19%	20%

The End Notes are an integral part of this Presentation. See slides 21-24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Morgan Stanley

10

Framework for Determining CEO Compensation

Morgan Stanley has a robust process that supports and reinforces the pay for performance philosophy that incorporates the following key steps.

Set Financial and Non-Financial Performance Priorities	**Establish Target Compensation Range**	**Assess Performance Against Performance Priorities and Strategic Objectives**	**Determine Compensation Based on Performance Assessment**

• In the context of the Firm's strategic objectives, at the beginning of the year, the Board sets annual performance priorities
 	
• Performance priorities include both financial and non-financial performance metrics for the Firm and its business segments
	• The CMDS Committee establishes the target CEO compensation range
	
	• Range is informed by prior year CEO compensation at peer financial firms, among other factors
	
	• Guidelines for performance assessment are outlined
		• The CMDS Committee assesses Firm and CEO performance at year-end, including:
		  – Progress in achieving the Firm's strategic objectives and annual performance priorities
		  – The CEO's overall leadership
			• The CMDS Committee determines CEO compensation after year-end based on its performance assessment and discussion with the Board
			
			• The CMDS Committee determines the form and mix of CEO compensation that supports the Firm's key compensation objectives

MS CEO COMPENSATION RANGE



$40MM or More

$20MM or Less

- • CEO performance exceeds expectations
- • Strong Firm performance and shareholder returns

- • Firm performance and shareholder returns generally in line with peers with room for continued progress
- • CEO performance meets expectations

- • CEO performance below expectations
- • Firm performance and shareholder returns are below expectations

Morgan Stanley

Annual Performance Priorities

Each year, the CMDS committee and board set performance priorities with management. Performance against these quantitative and qualitative measures informs executive compensation decisions.

QUANTITATIVE

Firm financial performance, including expense efficiency ratio and ROTCE

Capital and liquidity strength

Business segment performance

Credit rating

Total shareholder return

QUALITATIVE

Effective risk and control framework

Culture, leadership, strategy, and reputation

Workforce development, retention, and engagement

Global regulatory standing

Firm resilience

Morgan Stanley

CEO Compensation Objectives and Program Features

Morgan Stanley's compensation programs reflect our pay for performance philosophy. The Firm is committed to responsible programs with the following key features, which support the Firm's culture and values and shareholders' interests.

COMPENSATION PHILOSOPHY AND OBJECTIVES

Deliver Pay for Sustainable Performance

Align Compensation with Shareholders' Interests

Mitigate Excessive Risk-Taking

Attract and Retain Top Talent

KEY FEATURES

75%
of incentive compensation awarded in equity

100%
of deferred compensation awarded in equity

60%
of incentive compensation is performance-vested

Multi–year vesting over **3 years**

Share Ownership Requirement
75% first 5 years; **50%** thereafter

Best Practices
Prohibitions on pledging, hedging, selling short or trading derivatives, and no excise tax protection upon change-in-control

Morgan Stanley

CEO Compensation Determination

At year-end, the CMDS committee assessed CEO and firm performance, reviewed that assessment with the board, and established 2024 CEO compensation.

2024 PERFORMANCE EVALUATION

Completed first full year as the Firm's CEO, achieving strong results

Exceptional financial performance in 2024

Execution of a clear and consistent long-term strategy focused on driving revenue, strong capital, liquidity and earnings, and maintaining expense discipline

Maintained focus on risk and controls, and delivering the full, integrated Firm to clients

Retained the long-tenured leadership team

Led and upheld the Firm's commitment to a culture of partnership, rigor, and humility

2024 CEO COMPENSATION ELEMENTS ($MM)



	2024	2025	2026	2027
75%* Equity — 60% Performance-Vested	19.5 At-Risk		0–1.5x of target Performance-Vested Units vest in Year 3	
15% Time-Vested	4.9		50% of Time-Vested RSUs vest in each of Years 2 & 3	
25%* Cash Bonus	8.1			
Base Salary	1.5			
Total Compensation	$34MM			

*% of Incentive Compensation

Morgan Stanley

Ongoing Shareholder Engagement and "Say on Pay" Vote

Morgan Stanley is committed to open and ongoing communication with our shareholders and is responsive to their feedback.

- The Firm has a long history of strong shareholder support for our compensation philosophy, as evidenced by average support for our "Say on Pay" proposals of 93% from 2014 to 2023

- In 2023, the CMDS Committee approved a one-time staking award to each of the incoming CEO and Co-Presidents in connection with the CEO succession and leadership transition process. The awards allowed the Firm to address shareholders' concerns, make senior management transitions without disrupting the positive momentum achieved over the years in evolving the Firm's strategy and creating long-term shareholder value, and achieve full leadership continuity following an internal CEO transition

- In anticipation of shareholder questions regarding our approach to the CEO succession and leadership transition process in 2023, and in light of the result of our 2024 "Say on Pay" vote falling below our historic average and to ascertain the reasons for the decline, we deliberately increased shareholder engagement efforts. Over the Fall of 2023 (after the announcement of the Staking Awards in October) and full-year 2024, we reached out to shareholders holding over 74% of Shares Outstanding (Unaligned) [1] and shareholders holding approximately 44% of Shares Outstanding (Unaligned) accepted our invitation to meet. Additionally, our Lead Independent Director and/or our Chair of the CMDS Committee led engagements with many of our largest shareholders.

WHAT WE HEARD

Investor sentiment was largely positive towards our overall compensation philosophy, framework and structure; shareholders praised the quality of our disclosure for being robust and transparent.

Many investors supported our use of special equity awards to ensure a successful leadership transition and felt we disclosed a strong rationale for the awards.

However, some investors expressed a desire that we not use special equity awards except in rare cases.

Further, some investors indicated that they would have liked more detail on how we determined the quantum of the special awards.

OUR RESPONSE

In response to shareholder feedback, we reiterate our commitment to not granting special equity awards to our NEOs, except in extraordinary circumstances that cannot be addressed through annual compensation. No special awards were granted to our NEOs in 2024.

Special equity awards are not a representative part of our executive compensation program and we are not currently planning any special equity awards for our NEOs.

If extraordinary circumstances exist in the future that warrant granting a special equity award to an NEO, performance-based conditions would again be included in the award and we would provide greater disclosure on how the amount was determined.

The End Notes are an integral part of this Presentation. See slides 21-24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Morgan Stanley

Overview of Equity Incentive Compensation Plan (EICP) Proposal

 **2** FOR: Equity Incentive Compensation Plan Proposal

PROPOSAL

- The Board of Directors recommends
  - Adding 50 million shares to the EICP
  - Extending the term of the EICP for an additional three years

RATIONALE

- The proposed 50 million additional shares is expected to allow us to make grants under the EICP for approximately three years
- The Firm last amended the EICP in 2021 and requested 60 million shares, which was approved by 95.6% of votes cast
- Broad use of equity-based awards is a fundamental part of how we align compensation with our shareholders' interests
- The Firm strives to maximize employee and shareholder alignment, while minimizing dilution, including through share repurchase programs
- Equity awards play a critical role in our pay-for-performance compensation program, in discouraging imprudent risk-taking, and in our compliance with regulatory requirements
- Our award features are generally viewed as best practice from a governance and shareholder perspective

HISTORICAL IMPACT



Overhang [1]

2021	2022	2023	2024
10.1%	9.6%	9.0%	7.4%

Last Proposal; +60M shares

Burn Rate [2]

2021	2022	2023	2024
1.7%	1.4%	1.2%	1.3%

The End Notes are an integral part of this Presentation. See slides 21-24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

 Morgan Stanley

Committed to Maintaining Best in Class Governance

 **FOR:** Elect All Director Nominees

KEY CORPORATE GOVERNANCE PRACTICES

Robust Board Oversight	Annual Board Evaluation	Shareholder Rights and Accountability	Longstanding Sustainability Strategy	Value and Respond to Shareholder Feedback

• The Firm's strategy, including an annual offsite with management
 	
• Annual business plans
 	
• Enterprise Risk Management framework
 	
• Environmental, social and governance matters
 	
• Culture, values and conduct
 	
• Succession plans for CEO and senior executives
	• One-on-one interviews for Board, Independent Lead Director and committee evaluations include:
	  – Duties and responsibilities, including individual director performance
	  – Board and committee structure
	  – Culture, process and execution
	
	• Policies and practices are revised as appropriate
		• Adopted proxy access
		
		• Shareholders who own at least 25% of common stock may call special meeting of shareholders
		
		• All directors elected annually by majority vote
		
		• No "poison pill" in effect
			• Set a goal to mobilize $1 trillion to support sustainable solutions by 2030
			
			• Goal to reach net-zero financed emissions by 2050 with interim 2030 financed emissions targets
			
			• Achieved carbon neutrality across our global operations in 2022 and maintained it in 2023
			
			• Environmental and Social Policy Statement helps to safeguard shareholder value
				• Investor input in recent years has led to:
				  – Enhanced proxy disclosure of pay for performance
				  – Inclusion of Board skills matrix
				  – Reporting on talent and culture
				  – Amendment to the Board's "overboarding" policy
				  – Enhanced the Firm's disclosures on its political activities

Board of Directors has Relevant and Broad Experience

BOARD TENURE BALANCE

Average Tenure: 6 years



10 years +
4

5–10 years
3

Less than 5 years
7

BOARD INDEPENDENCE

All members of all committees are non-management, and the Board benefits from an engaged Independent Lead Director [1] with expansive responsibilities



Non-Management
13

Management
1

BOARD COMPOSITION [2]

4 DIRECTORS	65 YEARS	5 NEW DIRECTORS
born outside of the U.S.	average age of Board upon election at annual meeting	in the last three years (since beginning of 2022)

NOMINEES' SKILLS ALIGN WITH FIRM BUSINESS MODEL AND STRATEGY [2]



Leadership	14
Public Company Governance	13
Global / International Perspective	12
Human Capital Management	12
Risk Management	12
Accounting / Financial Reporting	11
Financial Services	11
Academia / Govt. / Public Policy / Regulatory Affairs	10
Current or Former CEO	9
Sustainability	8
Strategic Planning	8
Cybersecurity / Technology / Information Security	6

The End Notes are an integral part of this Presentation. See slides 21-24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Morgan Stanley

Independent Board Leadership and Board Refreshment [1]

 **FOR:** Elect All Director Nominees


Megan Butler (60)
Tenure: 1 Year
- Former Executive Director at the U.K. Prudential Regulation Authority and the U.K. Financial Conduct Authority


Shelley Leibowitz (64)
Tenure: 5 Years
- Currently President of SL Advisory
- Previously Group Chief Information Officer for the World Bank and Chief Information Officer of several financial services firms


Edward Pick (56)
Tenure: 1 Year
- CEO and Chairman of MS
- Previously Co-President and Head of Corporate Strategy, and Head of Institutional Securities of MS


Thomas H. Glocer (65)
Independent Lead Director
Tenure: 12 Years
- Currently Managing Partner of Angelic Ventures, LP
- Previously CEO of Thomson Reuters Corporation and M&A lawyer at Davis Polk & Wardwell LLP


Jami Miscik (66)
Ops and Tech Chair
Tenure: 11 Years
- Currently CEO of Global Strategic Insights
- Previously CEO and Vice Chair of Kissinger Associates, Inc., Global Head of Sovereign Risk at Lehman Brothers, and Deputy Director for Intelligence at the CIA


Mary L. Schapiro (69)
Tenure: 7 Years
- Currently Vice Chair for Public Policy and Special Advisor to the Founder and Chairman of Bloomberg L.P.
- Previously Chair of U.S. Securities and Exchange Commission


Robert H. Herz (71)
Audit Chair
Tenure: 13 Years
- Currently President of Robert H. Herz LLC
- Previously Chairman of Financial Accounting Standards Board


Masato Miyachi (64)
Tenure: 3 Years
- Currently Advisor of MUFG Bank and Mitsubishi UFJ Securities Holdings Co., Ltd.
- Previously Director, Deputy President and Chief Executive of Global Corporate and Investment Banking of MUFG Bank


Perry M. Traquina (69)
Risk Chair
Tenure: 10 Years
- Previously Chair, CEO and Managing Partner of Wellington Management Company LLP


Erika H. James (55)
Tenure: 3 Years
- Currently Dean of the Wharton School of the University of Pennsylvania
- Previously John H. Harland Dean at Emory University's Goizueta Business School


Dennis M. Nally (72)
CMDS Chair
Tenure: 9 Years
- Previously Chairman of Pricewaterhouse Coopers International Ltd.


Rayford Wilkins, Jr (73)
G&S Chair
Tenure: 12 Years
- Previously CEO of Diversified Businesses of AT&T Inc.


Hironori Kamezawa (63)
Tenure: 4 Years
- Currently President and Group CEO of MUFG and Director of MUFG and MUFG Bank
- Previously Deputy President of MUFG and Deputy President of MUFG Bank


Douglas L. Peterson (66)
Nominee
- Currently Senior Advisor of S&P Global Inc. (SPGI)
- Previously President and CEO of SPGI

 = New Director since 2022

The End Notes are an integral part of this Presentation. See slides 21-24 at the back of this presentation for information related to the financial metrics and defined terms in this presentation.

Morgan Stanley

Overview of Shareholder Proposal

 **AGAINST:** Energy Supply Ratio Proposal – *New York City Comptroller, on Behalf of New York City Retirement Systems*

- We consider climate throughout our business, operational and risk management activities. We have a thoughtful climate strategy that leverages standardized approaches to climate reporting.

- We carefully consider our disclosures to enable our shareholders and stakeholders to understand our progress against our established goals. However, the proposed Energy Supply Ratio (ESR) is not a meaningful or relevant representation of our progress towards our climate strategy.

- It would be imprudent for us to disclose the proposed ESR because it is a nascent metric that does not have a standardized industry-wide methodology, which limits its comparability and usefulness to shareholders. Moreover, preparation of an ESR would not be a prudent use of our resources.

- Publication of the proposed ESR may lead to the expectation that we manage and demonstrate progress against a new metric that is not integrated into our business strategy, as well as it is unclear what the expected ESR should be over time.

Morgan Stanley

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 3
1. **Net Income** represents net income applicable to Morgan Stanley.

2. **Return on average tangible common equity ('ROTCE')** represents net income applicable to Morgan Stanley less preferred dividends as a percentage of average tangible common equity. Average tangible common equity represents average common equity adjusted to exclude goodwill and intangible assets net of allowable mortgage servicing rights deduction. ROTCE and average tangible common equity are non-GAAP financial measures that the Firm considers useful for analysts, investors and other stakeholders to assess operating performance.
   Efficiency Ratio represents total non-interest expenses as a percentage of net revenues.

3. **Common Equity Tier 1 ('CET1')** Ratio is based on the Basel III Standardized Approach Fully Phased-in rules and is as of year-end.

4. **Total Shareholder Return ('TSR')** represents the change in share price over a period of time plus the dividends paid during such period, expressed as a percentage of the share price at the beginning of such period. **Source:** Bloomberg.

These notes refer to the financial metrics and/or defined terms presented on Slide 5
1. **Average Length of Service** reflects total years of service at Morgan Stanley as of January 10, 2025. Managing Directors include promotions and notified terminations as of January 10, 2025.

2. Percentage of total management committee members and managing directors, as of January 10, 2025, who have served in more than one business division or more than one country with Morgan Stanley. For managing directors, those hired via an acquisition are excluded.

These notes refer to the financial metrics and/or defined terms presented on Slide 6
1. **EPS** represents diluted earnings per share and calculated using earnings applicable to Morgan Stanley common shareholders divided by diluted common shares outstanding. 2024 YoY growth rate of 38% is calculated using the adjusted 2023 EPS metric of $5.76.

   For the year ended December 31, 2023, the EPS has also been adjusted to exclude expense items which were highlighted in Morgan Stanley's Annual Report on Form 10-K for the year ended December 31, 2023. This adjusted metric is a non-GAAP financial measure that the Firm considers useful to us, investors, analysts, and other stakeholders by providing further transparency about, or an alternate means of assessing or comparing, our financial condition.
   - Severance costs of $353 million
   - Legal expenses relating to a specific matter of $249 million
   - Integration-related expenses of $293 million
   - Federal Deposit Insurance Corporation special assessment of $286 million

	Twelve Months Ended December 31, 2023	
	Diluted EPS ($)	Earnings applicable to Morgan Stanley common shareholders ($MM)
Reported Metrics - GAAP	5.18	8,530
Adjustment for Severance costs	0.16	269
Adjustment for Legal expenses	0.14	234
Adjustment for Integration-related expenses	0.14	226
Adjustment for FDIC special assessment	0.13	218
Total Adjustment	0.58	947
Adjusted Metrics - non-GAAP	**5.76**	**9,477**

2. **Regulatory Requirement Including Buffers** includes the regulatory minimum, Stress Capital Buffer and G-SIB capital surcharge, as of year-end for each respective year. **G-SIB capital surcharge** is an additional risk-based capital surcharge to which U.S. G-SIBs are subject, which must be satisfied using CET1 capital and which functions as an extension of the capital conservation buffer. The surcharge is calculated based on the G-SIB's size, interconnectedness, cross-jurisdictional activity, and complexity and substitutability ("Method 1") or use of short-term wholesale funding ("Method 2"), whichever is higher.

Morgan Stanley

End Notes

Stress Capital Buffer (SCB) is determined by the Federal Reserve for each large Bank Holding Company, including the Firm, as part of its annual capital supervisory stress testing process. The SCB applies only with respect to Standardized Approach risk-based capital requirements and replaced the CET1 capital conservation buffer of 2.5%. The SCB is the greater of (i) the maximum decline in our CET1 capital ratio under the severely adverse scenario over the supervisory stress test measurement period plus the sum of the four quarters of planned common stock dividends divided by the projected risk weighted assets from the quarter in which the Firm's projected CET1 capital ratio reaches its minimum in the supervisory stress test and (ii) 2.5%. The supervisory stress test assumes that Bank Holding Companies generally maintain a constant level of assets and risk weighted assets throughout the projection period. A firm's SCB is subject to revision each year, taking effect from October 1 to reflect the results of the Federal Reserve's annual supervisory stress test.

3. **4Q Dividend Per Share** represents the dividend per share in the fourth quarter of each respective year.

These notes refer to the financial metrics and/or defined terms presented on Slide 7

1. **Wealth Management ('WM') & Investment Management ('IM') Net Revenues** represent the sum of reported net revenues for the two segments. **WM and IM Asset Management** revenues represent the sum of Asset Management and Asset Management and related fees **('AM and Related Fees')**, as reported in each respective segment in the Morgan Stanley Fourth Quarter 2024 Financial Supplement. **WM Other and IM PBI** represent the sum of Other and Performance-based income and Other as reported in each respective segment in the Morgan Stanley Fourth Quarter 2024 Financial Supplement. The combined WM and IM includes intersegment activity as a result of each segment reporting revenue or expense from transactions "as if" with external parties, and the Firm eliminates the intersegment activity in its consolidated Firm results. The combined Net Revenues includes intersegment activity of $240MM, and $282MM in 2023 and 2024, respectively.

2. **Client Assets** represent the sum of the reported WM client assets and IM assets under management **('AUM'). WM client assets** represent those assets for which WM is providing services including financial advisor-led brokerage, custody, administrative and investment advisory services; self-directed brokerage and investment advisory services; financial and wealth planning services; workplace services, including stock plan administration, and retirement plan services. Certain WM client assets are invested in IM products and are therefore also included in IM's AuM.
Investment Management assets under management or supervision (AUM) represents reported AUM of Morgan Stanley Investment Management as of period end.

3. **Wallet Share** represents the percentage of Morgan Stanley's Institutional Securities **('ISG')** segment net revenues to the Wallet. The **Wallet** represents Investment Banking **('IBD')**, Equity Sales & Trading and Fixed Income Sales & Trading net revenues, where applicable, for Morgan Stanley and the following peer set: Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan, and UBS. For 2023, the peer set includes Credit Suisse, prior to UBS' acquisition completed in June 2023. The attainment of these Wallet Share positions assumes a normal market environment and may be impacted by external factors that cannot be predicted at this time, including geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto. The Wallet Share previously has been used as an indicator of performance for the ISG and was formalized as a long-term goal in January 2025.

   For peers that disclose results between multiple segments, assumptions have been made based on company disclosures. European peer results were translated to USD using average exchange rates for the appropriate period, sourced from Bloomberg.

These notes refer to the financial metrics and/or defined terms presented on Slide 8

1. Share prices pulled as of 12/31/2023 and 12/31/2024 to calculate a 1-year TSR.

2. Share prices pulled as of 12/31/2021 and 12/31/2024 to calculate 3-year TSR

3. Share prices pulled as of 12/31/2019 and 12/31/2024 to calculate 5-year TSR

4. Global peers include: Bank of America, Barclays, Citigroup, Deutsche Bank, Goldman Sachs, JP Morgan, UBS and Wells Fargo.

These notes refer to the financial metrics and/or defined terms presented on Slide 10

1. **Long Term Goals,** The attainment of these objectives assumes a normal market environment and may be impacted by external factors that cannot be predicted at this time, including geopolitical, macroeconomic and market conditions and future legislation and regulations and any changes thereto. Please also refer to the Notice on Slide 26 of this presentation.

2. **Wealth Management Pre-Tax Margin** represents income (loss) before provision for income taxes as a percentage of net revenues.

Morgan Stanley

End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 15

1. **Shares Outstanding (Unaligned)** are shares of Morgan Stanley common stock outstanding, excluding shares held in employee plan trusts and shares held by MUFG, which has two representatives on the Firm's Board and with which the Firm has a global strategic alliance. Information is as of the first quarter of 2024 (ownership available at the time of the 2024 annual meeting of shareholders) and was provided by the Firm's proxy solicitor, D.F. King & Co., Inc.
   Shares outstanding represents end-of-period common shares outstanding.

These notes refer to the financial metrics and/or defined terms presented on Slide 16

1. **Overhang** represents the number of shares underlying outstanding employee equity awards and available for future employee equity awards as a percentage of weighted average common shares outstanding for the period.

2. **Burn rate** represents the number of employee shares granted per year pursuant to equity awards as percent of weighted average common shares outstanding for the period.

These notes refer to the financial metrics and/or defined terms presented on Slide 18

1. As part of his or her formal duties and responsibilities, the Independent Lead Director shall:
   Board Governance and Leadership
   • Preside at all meetings of the Board at which the Chairman is not present;
   • Have the authority to call, and lead, non-management director sessions and independent director sessions;
   • Help facilitate communication among the Chairman and CEO and the non-management and independent directors, including serving as liaison between the Chairman and the independent directors;
   • Approve the types and forms of information sent to the Board;
   • Solicit the non-management directors for advice on agenda items for meetings of the Board and executive sessions to help facilitate Board focus on key issues and topics of interest to the Board;
   • Be available, if requested, to meet with the Firm's primary regulators; and
   • Be available, if requested by major shareholders, for consultation and direct communication in accordance with the Corporate Governance Policies.
   Advising the Chairman and CEO
   • Communicate with the Chairman and CEO between meetings and act as a "sounding board" and advisor;
   • Consult with the non-management and independent directors and advise the Chairman and CEO of the Board's informational needs;
   • Collaborate with the Chairman and CEO in developing the agenda for meetings of the Board;
   • Approve Board meeting agendas and the schedule of Board meetings to assure that there is sufficient time for discussion of all agenda items;
   • Have authority to request inclusion of additional agenda items; and
   • Communicate with the Chairman and CEO and other members of management, as appropriate, about decisions reached, suggestions and views expressed by non-management directors in executive sessions or outside of Board meetings.
   Board Effectiveness and Succession Planning
   • Lead the annual evaluation of the performance and effectiveness of the Board, including consultation with each non-management director regarding Board performance and effectiveness and, as necessary, individual director performance;
   • Help facilitate the efficient and effective functioning and performance of the Board;
   • Help facilitate discussion and open dialogue among non-management directors during Board meetings, executive sessions and outside of Board meetings;
   • Consult with the Chair of the Governance and Sustainability Committee on Board succession planning and Board Committee appointments;
   • Coordinate with the Chair of the Governance and Sustainability Committee on recruiting and interviewing candidates for the Board; and
   • Consult with the Chair of the CMDS Committee on the annual evaluation of the performance of the CEO.

2. Data and metrics are as of the date of the annual meeting and are based on information self-identified by each director nominee.

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End Notes

These notes refer to the financial metrics and/or defined terms presented on Slide 19

1. Director ages and tenures are as of the annual meeting date. For a detailed description of each director's professional experience and qualifications, skills and attributes, see "Director Nominees" of the 2025 Proxy Statement.

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Notice

The information provided herein includes certain non-GAAP financial measures. The definition of such measures and/or the reconciliation of such measures to the comparable U.S. GAAP figures are included in this presentation, or in Morgan Stanley's (the 'Firm') Annual Report on Form 10-K, Definitive Proxy Statement, Quarterly Reports on Form 10-Q and the Firm's Current Reports on Form 8-K, as applicable, including any amendments thereto, which are available on www.morganstanley.com, or within this presentation. The End Notes are an integral part of this presentation.

This presentation may contain forward-looking statements including the attainment of certain financial and other targets, and objectives and goals. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management's current estimates, projections, expectations, assumptions, interpretation or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially. The Firm does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of forward-looking statements. For a discussion of risks and uncertainties that may affect the future results of the Firm, please see the Firm's most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as applicable, which are available on www.morganstanley.com. This presentation is not an offer to buy or sell any security.

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